Waitr Holdings Inc.

214 Jefferson Street, Suite 200

Lafayette, Louisiana 70501

April 25, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-3

of Waitr Holdings Inc.

File No. 333-264257

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Waitr Holdings Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 10:00 A.M. (EDT) on April 27, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Morgan J. Hayes, at (212) 909-6983.

[Remainder of the page intentionally left blank]

Very truly yours,

Waitr Holdings Inc.

By:	/s/ Thomas C. Pritchard
Name: Thomas C. Pritchard
Title: General Counsel

[Signature Page to Acceleration Request]